June 11, 2010

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:  H. Christopher Owings
      Assistant Director

Re:	Kinder Morgan Energy Partners, L.P.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for Period Ended March 31, 2010
Filed April 30, 2010
File No. 1-11234

Kinder Morgan Management, LLC
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Period Ended March 31, 2010
Filed May 4, 2010
File No. 1-16459

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 7, 2010, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type each comment exactly as set forth in the June 7 comment letter.  Our response to each comment is set forth immediately below the text of the applicable comment.

United States Securities and Exchange Commission
June 11, 2010

Kinder Morgan Energy Partners, L.P.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and..., page 51

1.
Please expand this section, and the corresponding sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
On page 52, you state that, as an energy infrastructure owner and operator in multiple facets of various energy businesses and markets, you examine "a number of variables and factors on a routine basis to evaluate [y]our current performance and [y]our prospects for the future." Please discuss in greater detail each of the variables and factors you examine to evaluate your current performance and future prospects. For example, you state that the profitability of your products pipeline transportation business is generally driven by the utilization of your facilities in relation to their capacity and the prices you receive for your services. Also, you state that transportation volume levels are primarily driven by the demand for the petroleum products being shipped or stored and the prices for shipping. Please discuss the current utilization of your facilities in relation to their capacity and how you believe your facility utilization rate will compare to your capacity in future periods, the impact of future increases and decreases of utilization on your operations, and the steps you have taken and will take going forward to deal with the utilization and capacity of your facilities. Further, please discuss current demand for the petroleum products you ship or store and the prices for shipping, whether you believe these factors will change in future periods, the impact of any change on your operations, and how you will respond to any changes going forward.

Response:  In future filings for Kinder Morgan Energy Partners, L.P., we will expand the discussion to address this comment.  This discussion in the 2010

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June 11, 2010

Form 10-K is expected to be similar to the following, which is based on conditions existing as of the filing of the 2009 Form 10-K:

As an energy infrastructure owner and operator in multiple facets of the United States’ and Canada’s various energy businesses and markets, we examine a number of variables and factors on a routine basis to evaluate our current performance and our prospects for the future.  Many of our operations are regulated by various U.S. and Canadian regulatory bodies.  The profitability of our products pipeline transportation business is generally driven by the volume of petroleum products that we transport and the prices we receive for our services.  Transportation volume levels are primarily driven by the demand for the petroleum products being shipped or stored.  Demand for petroleum products tends to track in large measure demographic and economic growth, and with the exception of periods of time with very high product prices or recessionary conditions, demand tends to be relatively stable.  Because of that, we seek to own refined products pipelines located in, or that transport to, stable or growing markets and population centers.  The prices for shipping are generally based on regulated tariffs that are adjusted annually based on changes in the U.S. Producer Price Index.

With respect to our interstate natural gas pipelines and related storage facilities, the revenues from these assets tend to be received under contracts with terms that are fixed for various and extended periods of time.  To the extent practicable and economically feasible in light of our strategic plans and other factors, we generally attempt to mitigate risk of reduced volumes and prices by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of our available capacity.  These long-term contracts are typically structured as take-or-pay contracts, which specify that we receive the majority of our fee for making the capacity available, whether or not the customer actually chooses to utilize the capacity.  Therefore, where we have long term contracts we are not exposed to short-term changes in commodity supply or demand.  However, as contracts expire, we do have exposure to the longer term trends in supply and demand for natural gas.  Currently, the remaining average contract life of our natural gas transportation contracts is in excess of eight years.

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June 11, 2010

Our CO2 sales and transportation business, like our natural gas pipelines business, generally has take-or-pay contracts with minimum volume requirements.  In the long term, our success in this business is driven by the demand for carbon dioxide.  However, short-term changes in the demand for carbon dioxide typically do not have a significant impact on us due to the required minimum transport volumes under many of our contracts.  In the oil and gas producing activities within our CO2 business segment, we monitor the amount of capital we expend in relation to the amount of production that we expect to add.  In that regard, our production during any period is an important measure.  In addition, the revenues we receive from our crude oil, natural gas liquids and carbon dioxide sales are affected by the prices we realize from the sale of these products.  Over the long term, we will tend to receive prices that are dictated by the demand and overall market price for these products.  In the shorter term, however, market prices are likely not indicative of the revenues we will receive due to our risk management, or hedging, program, in which the prices to be realized for certain of our future sales quantities are fixed, capped or bracketed through the use of financial derivative contracts, particularly for crude oil.

The factors impacting our terminals business generally differ depending on whether the terminal is a liquid or bulk terminal, and in the case of a bulk terminal, the type of product being handled or stored.  As with our products pipeline transportation business, the revenues from our bulk terminals business are generally driven by the volumes we handle and/or store, as well as the prices we receive for our services, which in turn are driven by the demand for the products being shipped or stored.  While we handle and store a large variety of products in our bulk terminals, the primary products are coal, petroleum coke, and steel.  For the most part, we have contracts on this business that have minimum volume guarantees and are volume based above the minimums.  Because these contracts are volume based above the minimums, our profitability from the bulk business can be sensitive to economic conditions.  Our liquids terminals business generally is backed by longer-term contracts which require the customer to pay regardless of whether they use the capacity.  Thus, similar to our natural gas pipeline business, our liquids terminals business is less sensitive to short-term changes in supply and demand.  Therefore, the extent to which changes in these variables affect our

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June 11, 2010

terminals business in the near term is a function of the length of the underlying service contracts, the extent to which revenues under the contracts are a function of the amount of product stored or transported, and the extent to which such contracts expire during any given period of time.  To the extent practicable and economically feasible in light of our strategic plans and other factors, we generally attempt to mitigate the risk of reduced volumes and pricing by negotiating contracts with longer terms, with higher per-unit pricing and for a greater percentage of our available capacity.  In addition, weather-related factors such as hurricanes, floods and droughts may impact our facilities and access to them and, thus, the profitability of certain terminals for limited periods of time or, in relatively rare cases of severe damage to facilities, for longer periods.

In our discussions of the operating results of individual businesses which follow, we generally identify the important fluctuations between periods that are attributable to acquisitions and dispositions separately from those that are attributable to businesses owned in both periods.  We believe that we have a history of making accretive acquisitions and economically advantageous expansions of existing businesses—since 1998, we have invested approximately $20 billion of capital for both strategic business acquisitions and expansions of existing assets.  Our capital investments have helped us to achieve compound annual growth rates in cash distributions to our limited partners of 4.5%, 8.8%, and 7.9%, respectively, for the one-year, three-year, and five-year periods ending December 31, 2009.

Thus, the amount that we are able to increase distributions to our unitholders will, to some extent, be a function of completing successful acquisitions and expansions.  We believe we will continue to have opportunities for expansion of our facilities in many markets, and we have budgeted approximately $1.5 billion for our 2010 capital expansion program, including for small acquisitions.  Based on our historical record and because there is continued demand for energy infrastructure in the areas we serve, we expect to continue to have such opportunities in the future, although the level of such opportunities is difficult to predict.

Our ability to make accretive acquisitions is a function of the availability of suitable acquisition candidates at the right cost, and include factors over which we have limited or no control.  Thus, we

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June 11, 2010

have no way to determine the number or size of accretive acquisition candidates in the future, or whether we will complete the acquisition of any such candidates.

In addition, our ability to make accretive acquisitions or expand our assets is impacted by our ability to maintain adequate liquidity and to raise the necessary capital needed to fund such acquisitions.  As a master limited partnership, we distribute all of our available cash and we access capital markets to fund acquisitions and asset expansions.  Historically, we have succeeded in raising necessary capital in order to fund our acquisitions and expansions, often doing so during periods of notably tight financial conditions.  For example, in December 2008, we raised a combined $675 million in cash from public debt and equity offerings.  Although we cannot predict future changes in the overall equity and debt capital markets (in terms of tightening or loosening of credit), we believe that our stable cash flows, our investment grade credit rating, and our historical record of successfully accessing both equity and debt funding sources should allow us to continue to execute our current investment, distribution and acquisition strategies, as well as refinance maturing debt when required.  For a further discussion of our liquidity, please see “—Liquidity and Capital Resources” below.

•
On the top of page 53, you state that you believe that you have a history of making accretive acquisitions and economically advantageous expansions of existing businesses, you state that you continue to have opportunities for expansion of your facilities in many markets, and you expect to continue to have these opportunities in the future, although the level of these opportunities is difficult to predict. Please disclose the basis for your belief that you have a history of making accretive acquisitions and economically advantageous expansions of your existing businesses, why you expect to continue to have these opportunities in the future, and any existing present or future acquisition plans.

Response:  Please see the response to the bullet point immediately above, which contains our expected discussion to be included in our 2010 Form 10-K in response to this comment.

•
In this regard, in your third full risk factor on page 40, you state that tightened capital markets or more expensive capital would impair your ability to grow. In your Management's Discussion and Analysis of

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June 11, 2010

Financial Condition and Results of Operations section, please discuss your ability to obtain credit given the present state of capital markets, how the tightening of credit in the capital markets in recent years has effected you, whether you believe the capital markets will tighten or loosen credit going forward, the impact on you if credit tightens or loosens, and any actions you have taken already or plan to take going forward regarding your access to new capital.

Response:  Please see the response to the first bullet point above, which contains our expected discussion to be included in our 2010 Form 10-K in response to this comment.

•
In the first full risk factor on page 41, you state that your substantial debt of $10.6 billion as of December 31, 2009 could adversely affect your financial health and make you more vulnerable to adverse economic conditions. Also, in the subsequent risk factor, you state that your variable rate of approximately $5.6 of this debt makes you vulnerable to increases in interest rates. Further, in the third full risk factor on page 41, you state that your debt instruments may limit your financial flexibility and increase your financing costs. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss in greater detail your overall debt and its impact on you and your operations, including the impact of your debt on your operations, your plans for dealing with this debt in future periods, your belief as to whether interest rates will increase or decrease going forward, the impact of increasing or decreasing interest rates on you, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility.

Response:  In future filings for Kinder Morgan Energy Partners, L.P., we will expand the discussion to address this comment.  This discussion in the 2010 Form 10-K is expected to be similar to the following, which is based on conditions existing as of the filing of the 2009 Form 10-K:

Capital Structure

We attempt to maintain a relatively conservative overall capital structure, financing our expansion capital expenditures and acquisitions with approximately 50% equity and 50% debt.  In the short-term, we fund these expenditures from borrowings under our

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credit facility until the amount borrowed is of a sufficient size to cost effectively offer either debt, or equity, or both.

With respect to our debt, we target a debt mixture of approximately 50% fixed and 50% variable interest rates.  We achieve our variable rate exposure primarily by issuing long-term fixed rate debt and then swapping the fixed rate interest payments for variable rate payments.

As of December 31, 2009, approximately $5.6 billion (53%) of our $10.6 billion consolidated debt balance (excluding the value of interest rate swap agreements) was subject to variable interest rates.  Accordingly, as of this date, a hypothetical 100 basis points change in average interest rates for a full year, when applied to our outstanding balance of variable rate debt, would result in a change of approximately $56 million in our annual pre-tax earnings.  However, we cannot predict whether or to what extent interest rates will increase or decrease in the future.

To date, our debt load has not adversely affected our operations, our ability to grow or our ability to repay or refinance our indebtedness.  Based on our historical record, we believe that our capital structure will continue to allow us to achieve our business objectives.

Item 10. Directors, Executive Officers and Corporate Governance, page 90

Qualifications of Directors, page 92

2.
We note your disclosure in this section regarding each director's qualifications for being on the board. Please revise this disclosure to provide greater detail regarding each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. For example, you state that Richard D. Kinder's experience as chief executive officer and his significant equity ownership of Kinder Morgan Holdco LLC uniquely qualify him to serve as the chairman and director. Please explain why his experience as chief executive officer and his equity ownership uniquely qualify to serve as chairman and director. As another example, you state that Perry M. Waughtal's 30 years of service as vice chairman of development and operations and as chief financial officer of Hines Interests Limited Partnership, an international real estate firm, and his 15 years of services as chairman of Songy Partners Limited provide him with "strategic planning, management,

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finance and accounting experience." Please explain how this experience uniquely qualifies Mr. Waughtal to be a director in light of your business and structure.

Response:  We intend to revise the disclosure of the directors' qualifications in future Form 10-Ks to address the Staff's comment.  Following is disclosure with respect to Messrs. Kinder and Waughtal of the nature we would expect to make in future Form 10-Ks.

We believe Mr. Kinder's experience as the Chief Executive Officer of KMR since its formation in 2001 and of our general partner since 1997 provide him with a familiarity with our strategy, operations and finances that can be matched by no one else.  In addition, we believe that with Mr. Kinder's significant direct and indirect equity ownership in us, his economic interests are aligned with those of our other equity investors.

We believe Mr. Waughtal's 30 years of experience with Hines Interests Limited Partnership, a privately owned, international real estate firm, including as Vice Chairman of development and operations and Chief Financial Officer, and 15 years of experience as Chairman of Songy Partners Limited provide him with planning, management, finance and accounting experience with and understanding of large organizations with capital-intensive projects analogous to the types in which we typically engage, thereby qualifying him to serve as a director.

Corporate Governance, page 92

3.
In addition to your disclosure regarding the audit committee, please disclose whether you have nominating and compensation committees, or committees performing similar functions. If so, please identify each committee's members, state the number of committee meetings held by each committee during the last fiscal year, and describe briefly the functions performed by each committee. See Item 407(b)(3) of Regulation S.K.

Response:  We respectfully submit that the disclosure called for by Item 407(b)(3) of Regulation S-K is not required in Form 10-K, and therefore, we have not included this disclosure in our Form 10-Ks.

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June 11, 2010

Item 11. Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

4.	Please briefly describe the terms of the employment agreement with Richard D. Kinder and file the agreement as an exhibit.

Response:  The material terms of the employment agreement with Mr. Kinder (including the amount of compensation, the term and renewal provisions, non-competition provisions and termination provisions) are described on page 93 of the 2009 Form 10-K.  As disclosed on page 93, Kinder Morgan, Inc., not Kinder Morgan Energy Partners, L.P. or Kinder Morgan Management, LLC, is a party to the employment agreement with Mr. Kinder and the employment agreement only governs his employment with Kinder Morgan, Inc.  Accordingly, the employment agreement appropriately has been filed as an exhibit to each of Kinder Morgan, Inc.'s Form 10-Ks since the agreement's inception rather than as an exhibit to the Form 10-Ks of Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC.

Elements of Compensation, page 95

5.
You state that Richard D. Kinder and your compensation committee review and approve annually the financial goals and objectives relevant to the named executive officers' compensation and that information is solicited from relevant members of senior management regarding the performance of the named executive officers. Please discuss in greater detail the role of executive officers in determining executive compensation generally and their role specifically in determining the compensation of your named executive officers in the year ended December 31, 2009. See Item 402(b)(2)(xv) of Regulation S-K. In this regard, please disclose each named executive officer consulted regarding the performance or compensation of any named executive officer, whether any named executive officer reviews or approves his or her own performance or compensation, and who makes the final determination regarding the performance and compensation of each named executive officer.

Response:  The compensation committee solicits information from Richard D. Kinder and James E. Street, Vice President, Human Resources and Administration, with respect to the performance of C. Park Shaper, President, and Steven J. Kean, Executive Vice President and Chief Operating Officer.  Similarly, the compensation committee solicits information from Messrs. Kinder, Shaper, Kean and Street with respect to the performance of the other named executive officers.  The compensation committee also obtains information from Mr. Street with respect to compensation of

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comparable positions of responsibility at comparable companies.  This information is taken into account by the compensation committee, which makes final determinations regarding compensation of the named executive officers.  No named executive officer reviews his or her own performance or approves his or her own compensation.  We will clarify the description of this process in future Form 10-Ks.

Base Salary, page 95

6.
Please describe the reasons that you increased the annual base salaries of your named executive officers, other than Richard D. Kinder, for the year ended December 31, 2009 and explain specifically why you raised these base salaries from $200,000 to $300,000.

Response:  The base salaries of our named executive officers had been capped at $200,000 per year since 1999.  As noted in our 2009 Form 10-K, based upon independent salary surveys in which we participate, we believe that our executive officers' base salaries were and continue to be below base salaries for executives in similar positions and with similar responsibilities at companies of comparable size and scope. Our board of directors decided to raise the cap on base salary to $300,000 per year because it believed we were growing increasingly closer to a competitive disadvantage to other employers in attracting and retaining executive officers.

Possible Annual Cash Bonus (Non-Equity Cash Incentive), page 95

7.	You state that you have both an executive and non-executive annual cash bonus plan. Please disclose whether all of your named executive officers were included in the executive plan.

Response:  We will make clearer in future Form 10-K filings that all of our named executive officers are eligible to participate in the executive component of the Annual Incentive Plan.

8.
You state that annual cash bonuses are budgeted for at the beginning of each year and may be paid to your executive officers and other employees depending on whether certain performance objectives are met. Please disclose the annual cash bonus budget for the year ended December 31, 2009.

Response:  While our annual budget includes an amount generally identified for bonuses at the beginning of each year, the actual amount of bonuses to be paid is not finalized until bonuses are approved at the end of each year.  In addition, the amount included in our budget for bonuses is not allocated between executive officers and

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June 11, 2010

non-executive officers.  Therefore, we believe disclosing the total amount initially identified for bonuses in a given year would not be relevant information for investors and could put us at a disadvantage in recruiting and retaining executive officers.

9.
Please revise this section to provide a clearer description of how you determined specifically each named executive officer's annual cash bonus for the year ended December 31, 2009. In this regard, please address the following and any other matters you deem material to clarify this matter:

•
In the first sentence on page 97, you state that you set two financial performance objectives for 2009. However, in the second sentence on that page, you disclose three performance objectives, including $4.20 in your cash distributions per common unit, $646 million of free cash flow by Kinder Morgan, Inc., and improvement of your environmental, health, and safety performance objectives by beating industry average incident rates and improving your incident rates compared to your pervious three years. Please disclose whether improving your environmental, health, and safety performance objectives factored into the annual incentive bonuses paid to the named executive officer and, if so, how this objective contributed or did not contribute to each officer's bonus. If not, please explain your disclosure.

Response:  To clarify the disclosure on page 97 of the 2009 Form 10-K, there were two financial performance objectives set for 2009: the cash distributions target and the free cash flow target.  All other factors considered by the compensation committee in determining the amounts of the named executive officers' bonuses, including the environmental, health and safety performance objectives, were not quantified and were purely subjective in nature.

As noted in the second paragraph on page 97, the bonus amounts for our executive officers were overwhelmingly based on whether the financial performance objectives were met.  Whether both, one or none of these objective criteria were met or exceeded determined the maximum bonus opportunity for each executive officer.  The compensation committee then considered, with input from members of senior management as noted in our response to comment #5, in a purely subjective manner, how well the executive officer performed his or her duties during the year.  Other factors considered by the compensation committee primarily consisted of the amount of the bonus paid to the executive officer in the prior year and market data about compensation of comparable positions of responsibility at comparable

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companies, obtained as mentioned in our response to comment #5.  As noted on page 97, the compensation committee did not use a "score card" or quantify or otherwise assign relative weights to the subjective factors, and individual members may have given different weights to different subjective factors.  The committee made its decisions based on the totality of the information presented to and considered by it.  We propose to disclose this information about the specific factors considered by the compensation committee in future Form 10-Ks.

•
In this regard, please disclose the threshold, target, and maximum amounts necessary for beating the industry average incident rates and for beating your incident rates over the previous three years that would have triggered an annual cash bonus.

Response:  As noted in the response above, the compensation committee did not set threshold, target or maximum amounts necessary for beating industry average or company average incident rates to trigger a bonus.  We intend to make this clearer in future Form 10-Ks.

•
You state that the targets for your 2009 financial performance objectives were the same as the previously disclosed 2009 budget expectations. Also, in the footnotes to your table on page 97, you state that if the targets for the 2009 financial performance objectives were exceeded by 10%, the named executive officers would receive the maximum amount available for the annual incentive bonuses. Please clarify the threshold, target, and maximum amounts of 2009 financial performance objectives.

Response:  As noted in the response above, the two financial performance objectives were the achievement of $4.20 in cash distributions per common unit by Kinder Morgan Energy Partners, L.P. and $646 million of free cash flow by Kinder Morgan, Inc.  The amounts disclosed in the table on page 97 are the maximum bonus opportunities that each executive officer would have been eligible for if both financial performance objectives were met.  The footnotes to the table explain what maximum bonus opportunities each executive officer would have been eligible for if none of the targets was met, if only one of the targets was met and if both targets had been exceeded by 10%.  Therefore, meeting one of the financial performance objectives should be viewed as the threshold financial performance objective , meeting both financial performance objectives should be viewed as the target performance objectiveand exceeding both financial performance objectives by 10% should

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be viewed as the maximum performance objective.  We note that while achievement of the financial performance objectives sets the maximum bonus opportunity for each executive officer, the compensation committee has never awarded the maximum bonus opportunity to a current named executive officer.

•
Please disclose your actual cash distributions per common unit, the amount of free cash flow by Kinder Morgan, Inc., the industry average incident rates, your incident rates, and your incident rates over the previous three years.

Response:  As disclosed elsewhere in the 2009 Form 10-K, Kinder Morgan Energy Partners, L.P.'s actual cash distributions per common unit for 2009 were $4.20.  Kinder Morgan, Inc.'s free cash flow was in excess of $646 million.  We thought our disclosure implied that both financial performance objectives were met but can see that is not clear.  We will disclose in the Compensation Discussion and Analysis in future Form 10-Ks more explicitly whether the financial performance targets were met.  As noted above, the compensation committee did not compare our actual incident rates to industry or company averages in determining the amounts of the named executive officers' bonuses.

•
You state that, although the 2009 bonuses for your named executive officers were overwhelmingly based on whether the established financial performance objectives were met "[o]ther factors, such as individual over performance or under performance, were considered." Please discuss all the other factors, in addition to individual performance, that were considered in awarding the 2009 bonuses to your named executive officers.

Response:  Please see our response to the first bullet point under this comment #9 above.

•
In this regard, we note that these factors may have contributed to adjustments to each named executive officer's annual cash bonus. Please disclose any adjustments made to each named executive officer's annual cash bonus based on any factors other than the 2009 financial performance objectives, describe any other factors considered for each named executive officer, and explain how these factors contributed to adjusting the named executive officer's annual cash bonus.

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Response:  As noted above, achievement of the financial performance objectives merely determined the maximum bonus opportunity for each executive officer.  The compensation committee then considered each executive officer's performance in a subjective manner and determined how much of such bonus opportunity to award to the executive officer.  As noted in the third paragraph on page 97, the compensation committee set bonus opportunities under the plan for 2009 for the executive officers at dollar amounts in excess of those which were expected to actually be paid under the plan.

We may have further comment based on your responses.

Other Compensation, page 98

Other Potential Post-Employment Benefits, page 98

10.
In the last paragraph on page 94, you state that your named executive officers, other than Richard D. Kinder, are eligible for severance payments at an amount equal to six months of salary. Please revise to quantify the value of the lump sum amounts payable to each named executive upon termination as of December 31, 2009. See Item 402(j)(2) of Regulation S-K. In this regard, for ease of understanding, please consider presenting these payments and the $2.25 million that would be owed Mr. Kinder upon termination in tabular format.

Response:  None of our named executive officers, with the exception of Richard D. Kinder, is subject to an employment agreement.  Therefore, any severance payments these named executive officers would receive would be pursuant to the Kinder Morgan, Inc. Severance Plan applicable to all regular full time US-based employees not covered by a bargaining agreement, which provides that in the event of a "reduction in workforce" (as defined in the plan) or involuntary termination except "for cause" (as defined in the plan), the affected employees would be eligible for severance payments up to a maximum of six months of salary.  As provided in Instruction 5 to Item 402(j) of Regulation S-K, information regarding the Kinder Morgan, Inc. Severance Plan is not required to be provided because the plan does not discriminate in scope, terms or operation in favor of our executive officers and it is available generally to all regular full time US-based employees not covered by a bargaining agreement.

Mr. Kinder's employment agreement provides that he will receive a severance payment equal to $2.25 million in the event he is terminated without "cause" (as defined in the agreement) or in the event he is subject to a "change in duties" (as

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defined in the agreement) without his consent.  His employment agreement also provides that in the event of his death or termination due to his total and permanent disability, he or his estate will receive an amount equal to the greater of his annual salary ($1) or $750,000, and in the case of his total and permanent disability, such amount will be an annual amount until the effective date of termination of employment.  We will add this disclosure to future Form 10-Ks.

Risks Associated with Compensation Practices, page 101

11.
We note your disclosure in response to Item 402(s) of Regulation S-K that KMGP Services Company, Kinder Morgan, Inc., and Kinder Morgan Canada Inc. employ all persons necessary for the operation of your business and, in your opinion, your compensation policies and practices for all persons necessary for the operation of your business do not create risks that are reasonably likely to have a material adverse effect on your position, results of operations, or cash flows. Please describe the process you undertook to reach this conclusion.

Response:  It is our judgment that our employee compensation primarily consists of annual salaries and cash bonuses based on performance that does not include compensation that would reward risky behavior, such as compensation that is tied to entering into transactions that pose undue risks on us.  We therefore concluded that our compensation policies and practices for all persons necessary for the operation of our business do not create risks that are reasonably likely to have a material adverse effect on our business, financial position, results of operations, or cash flows.

Item 13. Certain Relationships and Related Transactions, and Director …, page 105

Related Transactions, page 105

12.
We note your disclosure regarding your related transaction policy relates to "any business relationship or proposed business transaction in which [employees, directors, business unit presidents, executive officers, and heads of corporate functions] or an immediate family member has a direct or indirect interest, or from which they or an immediate family member may derive a personal benefit." Please confirm, if true, that your related transaction policy relates to the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. If not true, please revise your disclosure to discuss your policy regarding transactions subject to Item 404(a) of Regulation S-K.

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Response: We confirm that our related transaction policy relates to the review, approval and ratification of transactions required to be reported under Item 404(a) of Regulation S-K.

13.
Please describe in greater detail how a business unit president and the non-interested members of the audit committee would decide whether to authorize a related transaction under your policy. For example, please discuss the standards to be applied by the business unit president the non-interested members of the audit committee when deciding whether to authorize a related transaction pursuant to your policy and procedures. See Item 404(b)(1) of Regulation S-K.

Response:  While our related transactions policy does not specifically address the standards to be applied when deciding whether to authorize a related transaction, we would expect the business unit presidents and the non-interested members of the audit committee, as applicable, would consider, among other things, the nature of the transaction and the relationship, the dollar amount involved and the availability of reasonable alternatives.  We will add disclosure of this nature to future Form 10-Ks.

Kinder Morgan Management, LLC

10-K for the Year Ended December 31, 2009

14.	Please confirm that you will revise your future filings in response to the comments above, as applicable.

Response:  We confirm that we will revise future Form 10-Ks of Kinder Morgan Management, LLC in response to the applicable comments above.

Further, we acknowledge that:

•	each of Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC is responsible for the adequacy and accuracy of the disclosure in its respective filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Kinder Morgan Energy Partners, L.P. nor Kinder Morgan Management, LLC may assert staff comments as a defense in any proceeding

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initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

Kinder Morgan Management, LLC,
on behalf of itself and on behalf of
Kinder Morgan Energy Partners, L.P.,
as the delegate of its general partner

By:       /s/ Kimberly A. Dang___________
Kimberly A. Dang
Vice President and Chief
Financial Officer